Exhibit 99.2

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and June 30, 2021

(Amounts expressed in thousands of U.S. Dollars)

		December 31,	June 30,
	Note	2020	2021
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	3	21,759	22,429
Deferred financing costs		5,150	3,245
Other non-current assets	6	12,463	5,570
Derivative financial instruments, non-current portion	15	5,561	5,101
Tangible fixed assets	4	5,028,509	5,326,990
Vessels under construction	4	132,839	78,692
Right-of-use assets	5	203,437	200,905
Total non-current assets		5,419,229	5,652,443
Current assets
Trade and other receivables		36,223	37,966
Dividends receivable and other amounts due from related parties	8	1,259	884
Derivative financial instruments, current portion	15	534	472
Inventories		7,564	8,890
Prepayments and other current assets	6	24,685	14,825
Short-term investments		—	2,500
Cash and cash equivalents		367,269	232,054
Total current assets		437,534	297,591
Total assets		5,856,763	5,950,034
Equity and liabilities
Equity
Preference shares	13	46	46
Share capital	13	954	954
Contributed surplus		759,822	745,262
Reserves		18,667	15,175
Treasury shares		(1,340)	—
Accumulated deficit		(132,780)	(79,630)
Equity attributable to owners of the Group		645,369	681,807
Non-controlling interests		951,768	984,347
Total equity		1,597,137	1,666,154
Current liabilities
Trade accounts payable		25,046	23,295
Ship management creditors		397	418
Amounts due to related parties	8	164	45
Derivative financial instruments, current portion	15	35,415	33,393
Other payables and accruals	12	143,057	148,119
Borrowings, current portion	7	245,626	555,775
Lease liability, current portion	5	9,644	9,950
Total current liabilities		459,349	770,995
Non-current liabilities
Derivative financial instruments, non-current portion	15	78,440	48,679
Borrowings, non-current portion	7	3,527,595	3,273,473
Lease liability, non-current portion	5	186,526	183,608
Other non-current liabilities		7,716	7,125
Total non-current liabilities		3,800,277	3,512,885
Total equity and liabilities		5,856,763	5,950,034

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2020	2021	2020	2021
Revenues	9	158,861	173,010	324,758	378,337
Voyage expenses and commissions		(5,442)	(5,681)	(12,915)	(9,593)
Vessel operating and supervision costs	11	(32,605)	(40,688)	(67,657)	(79,941)
Depreciation	4, 5	(43,647)	(48,493)	(85,144)	(96,183)
General and administrative expenses	10	(11,154)	(13,498)	(20,775)	(25,240)
Loss on disposal of non-current assets		(572)	—	(572)	—
Impairment loss on vessels		(22,454)	—	(22,454)	—
Profit from operations		42,987	64,650	115,241	167,380
Financial costs	16	(43,557)	(51,216)	(84,998)	(90,604)
Financial income		177	34	645	86
(Loss)/gain on derivatives	16	(13,467)	(6,310)	(84,591)	13,973
Share of profit of associates	3	522	553	928	1,120
Total other expenses, net		(56,325)	(56,939)	(168,016)	(75,425)
(Loss)/profit for the period		(13,338)	7,711	(52,775)	91,955
Attributable to:
Owners of the Group		(21,348)	(4,784)	(72,827)	53,150
Non-controlling interests		8,010	12,495	20,052	38,805
		(13,338)	7,711	(52,775)	91,955

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and six months ended June 30, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
(Loss)/profit for the period		(13,338)	7,711	(52,775)	91,955
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	15	1,881	995	(2,229)	(103)
Other comprehensive income/(loss) for the period		1,881	995	(2,229)	(103)
Total comprehensive (loss)/income for the period		(11,457)	8,706	(55,004)	91,852
Attributable to:
Owners of the Group		(19,467)	(3,789)	(75,056)	53,047
Non-controlling interests		8,010	12,495	20,052	38,805
		(11,457)	8,706	(55,004)	91,852

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the six months ended June 30, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

	Share	Preference					Attributable	Non -
	capital	shares	Contributed		Treasury	Accumulated	to owners of	controlling
	(Note 13)	(Note 13)	surplus	Reserves	shares	Deficit	the Group	interests	Total
Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853
Proceeds from private placement, net of offering costs	144	—	34,856	—	—	—	35,000	(114)	34,886
Dividend paid (common and preference shares)	—	—	(21,149)	—	—	—	(21,149)	(37,322)	(58,471)
Share-based compensation, net of accrued dividend	—	—	—	2,714	—	—	2,714	—	2,714
Settlement of share-based compensation	—	—	—	(2,445)	2,441	—	(4)	—	(4)
Treasury shares, net or GasLog Partners’ common units	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the period	—	—	—	—	—	(72,827)	(72,827)	20,052	(52,775)
Other comprehensive loss for the period	—	—	—	(2,229)	—	—	(2,229)	—	(2,229)
Total comprehensive (loss)/income for the period	—	—	—	(2,229)	—	(72,827)	(75,056)	20,052	(55,004)
Balance as of June 30, 2020	954	46	774,378	14,839	(1,718)	(160,659)	627,840	943,138	1,570,978

Balance as of December 31, 2020	954	46	759,822	18,667	(1,340)	(132,780)	645,369	951,768	1,597,137
Net proceeds from GasLog Partners' public offerings	—	—	—	—	—	—	—	9,593	9,593
Dividend paid (common and preference shares) (Note 13)	—	—	(14,560)	—	—	—	(14,560)	(15,819)	(30,379)
Share-based compensation, net of accrued dividend	—	—	—	3,145	—	—	3,145	—	3,145
Settlement of share-based compensation	—	—	—	(6,534)	1,340	—	(5,194)	—	(5,194)
Profit for the period	—	—	—	—	—	53,150	53,150	38,805	91,955
Other comprehensive loss for the period	—	—	—	(103)	—	—	(103)	—	(103)
Total comprehensive (loss)/income for the period	—	—	—	(103)	—	53,150	53,047	38,805	91,852
Balance as of June 30, 2021	954	46	745,262	15,175	—	(79,630)	681,807	984,347	1,666,154

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2020	June 30, 2021
		(restated)(1)
Cash flows from operating activities:
(Loss)/profit for the period		(52,775)	91,955
Adjustments for:
Depreciation		85,144	96,183
Impairment loss on vessels		22,454	—
Loss on disposal of non-current assets		572	—
Share of profit of associates		(928)	(1,120)
Financial income		(645)	(86)
Financial costs		84,998	90,604
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	16	83,854	(13,918)
Share-based compensation		2,992	3,236
		225,666	266,854
Movements in working capital		(17,282)	2,558
Net cash provided by operating activities		208,384	269,412
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(374,605)	(333,461)
Payments for right-of-use assets		(2,738)	—
Dividends received from associate		900	825
Purchase of short-term investments		—	(2,500)
Maturity of short-term investments		4,500	—
Financial income received		764	86
Net cash used in investing activities		(371,179)	(335,050)

		For the six months ended
	Note	June 30, 2020	June 30, 2021
		(restated)(1)
Cash flows from financing activities:
Proceeds from loans	17	401,911	318,913
Loan and bond repayments	17	(150,508)	(266,770)
Payment for bond repurchase at a premium	17	(1,937)	—
Payment for interest rate swaps termination	17	(10,811)	—
Proceeds from entering into interest rate swaps	17	10,770	—
Interest paid		(86,656)	(88,407)
Loan/bond modification costs related to the Transaction (as defined in Note 1)		—	(15,652)
Payment of cash collaterals for swaps		(80,530)	(4,480)
Release of cash collaterals for swaps		31,650	19,717
Payment of loan and bond issuance costs	17	(7,605)	(4,708)
Loan issuance costs received	17	—	379
Payment of equity raising costs		(15)	(124)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)		—	10,000
Proceeds from private placement		36,000	—
Dividends paid		(55,955)	(32,895)
Payment for cross currency swaps’ (“CCS”) termination/modification	17	(4,051)	—
Purchase of treasury shares or GasLog Partners’ common units		(2,996)	—
Payments for lease liability		(5,182)	(5,498)
Net cash provided by/(used in) financing activities		74,085	(69,525)
Effects of exchange rate changes on cash and cash equivalents		(2,123)	(52)
Decrease in cash and cash equivalents		(90,833)	(135,215)
Cash and cash equivalents, beginning of the period		263,747	367,269
Cash and cash equivalents, end of the period		172,914	232,054

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the period		20,215	16,911
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		3,045	169
Receivable from related parties - Disposal of non-current assets		2,457	—
Equity raising costs included in liabilities at the end of the period		1,113	283
Loan issuance costs included in liabilities at the end of the period	17	335	712
Dividend declared included in liabilities at the end of the period		2,516	—
Liabilities related to leases at the end of the period		336	3

(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for swaps (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

On February 21, 2021, GasLog entered into an agreement and plan of merger (the “Merger Agreement”) with BlackRock’s Global Energy & Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the “Transaction”). On June 4, 2021, the special general meeting of shareholders (the “Special Meeting”) was held and approved (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement. Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”) was suspended and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade in the NYSE.

Following the consummation of the Transaction on June 9, 2021, the Company, GEPIF, Blenheim Holdings Ltd., Blenheim Special Investments Holding Ltd. and Olympic LNG Investments Ltd. (the “Rolling Shareholders”) entered into a shareholders’ agreement with respect to the governance of the Company (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the board of directors of the Company were reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Company’s board of directors in accordance with the terms of the Shareholders’ Agreement. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

As of June 30, 2021, GasLog held a 33.3% ownership interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. All subsidiaries included in the unaudited condensed consolidated financial statements are 100% held (either directly or indirectly) by GasLog, except for GasLog Partners and its subsidiaries. In comparison to the Group’s structure for the year ended December 31, 2020, no new subsidiaries were established or acquired in the three and six months ended June 30, 2021.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020, filed with the SEC on March 5, 2021.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2020 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2020.

Until December 31, 2020, interest paid and movements of cash collaterals for swaps were presented in the consolidated statement of cash flows under cash provided by operating activities. IAS 7 Cash Flow Statement does not dictate how interest cash flows should be classified, but rather allows an entity to determine the classification appropriate to its business. The standard permits entities to present payments for interest under either operating or financing activities, provided that the elected presentation is applied consistently from period to period. In 2021, management, after reviewing the Exposure Draft General Presentation and Disclosures issued by the IASB in December 2019, elected to reclassify interest paid including cash paid for interest rate swaps held for trading and the movements of cash collaterals related to the Group’s swaps under cash used in financing activities, in conformity with the proposal of the Exposure Draft to reduce presentation alternatives and classify interest paid as a cash flow arising from financing activities. Management believes that the revised classification provides more relevant information to users, as it better reflects management’s view of the financing nature of these transactions. Comparative figures have been retrospectively adjusted to reflect this change in policy in the statement of cash flows, as follows:

	Six months ended June 30, 2020
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	72,848	135,536	208,384
Net cash used in investing activities	(371,179)	—	(371,179)
Net cash provided by financing activities	209,621	(135,536)	74,085
Effects of exchange rate changes on cash and cash equivalents	(2,123)	—	(2,123)
Decrease in cash and cash equivalents	(90,833)	—	(90,833)

On August 5, 2021, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

As of June 30, 2021, GasLog’s current assets totaled $297,591, while current liabilities totaled $770,995, resulting in a negative working capital position of $473,404. Current liabilities include $315,000 relating to the 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) which will mature on March 22, 2022 (and we plan to refinance in due course) and $61,406 of unearned revenue in relation to hires received in advance of June 30, 2021 (which represents a non-cash liability that will be recognized as revenue in July as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Considering the volatile commercial and financial market conditions experienced throughout 2020 due to the COVID-19 pandemic and the continued uncertainty surrounding the long-term impact of the pandemic, management anticipates that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. In relation to the 8.875% Senior Notes that mature on March 22, 2022, the Company is exploring all options available and has productive discussions with financiers to complete this refinancing on time subject to market conditions. In addition, the Company may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that the Company will be able to obtain additional financings on terms acceptable to the Company, which will also depend on financial, commercial and other factors that are beyond the Company’s control.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendment is effective for annual periods beginning on or after January 1, 2021. Management anticipates that this amendment will not have a material impact on the Group’s consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

3. Investment in Associates

The movements in investment in associates are reported in the following table:

June 30, 2021
As of January 1, 2021	21,759
Share of profit of associates	1,120
Dividend declared	(450)
As of June 30, 2021	22,429

4. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

		Office property	Total
		and other	tangible fixed	Vessels under
	Vessels	tangible assets	assets	construction
Cost
As of January 1, 2021	6,078,041	33,380	6,111,421	132,839
Additions	11,647	1,889	13,536	321,563
Transfer from vessels under construction	375,710	—	375,710	(375,710)
Fully amortized fixed assets	(8,626)	—	(8,626)	—
As of June 30, 2021	6,456,772	35,269	6,492,041	78,692

Accumulated depreciation
As of January 1, 2021	1,076,867	6,045	1,082,912	—
Depreciation expense	90,446	319	90,765	—
Fully amortized fixed assets	(8,626)	—	(8,626)	—
As of June 30, 2021	1,158,687	6,364	1,165,051	—

Net book value
As of December 31, 2020	5,001,174	27,335	5,028,509	132,839
As of June 30, 2021	5,298,085	28,905	5,326,990	78,692

Vessels with an aggregate carrying amount of $5,298,085 as of June 30, 2021 (December 31, 2020: $5,001,174) have been pledged as collateral under the terms of the Group’s credit facilities.

As of June 30, 2021, the Company concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

Vessels under construction

As of June 30, 2021, GasLog has the following newbuilding on order at Samsung Heavy Industries Co., Ltd. (“Samsung”):

			Cargo Capacity
	Date of	Estimated	cubic meters
LNG Carrier	agreement	delivery	(“cbm”)
Hull No. 2312	December 2018	Q3 2021	180,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures.

5. Leases

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessel	Equipment	Properties	Other	Total
As of January 1, 2021	197,668	1,437	4,258	74	203,437
Additions, net	—	1,014	1,914	(42)	2,886
Depreciation expense	(4,110)	(643)	(651)	(14)	(5,418)
As of June 30, 2021	193,558	1,808	5,521	18	200,905

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2021	196,170
Additions, net	2,886
Lease charge (Note 16)	4,826
Payments	(10,324)
As of June 30, 2021	193,558
Lease liability, current portion	9,950
Lease liability, non-current portion	183,608
Total	193,558

6. Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2020	June 30, 2021
Various guarantees	289	288
Other long-term assets	5,378	5,069
Cash collaterals on swaps	6,796	213
Total	12,463	5,570

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps and CCSs, being the difference between their fair value and an agreed threshold. An amount of $8,017 of cash collaterals has been included in Prepayments and other current assets (December 31, 2020: $16,671).

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2020	June 30, 2021
Amounts due within one year	258,262	569,009
Less: unamortized premium	—	472
Less: unamortized deferred loan/bond issuance costs	(12,636)	(13,706)
Borrowings, current portion	245,626	555,775
Amounts due after one year	3,583,447	3,324,636
Less: unamortized premium	797	—
Less: unamortized deferred loan/bond issuance costs	(56,649)	(51,163)
Borrowings, non-current portion	3,527,595	3,273,473
Total	3,773,221	3,829,248

Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2020, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 13 “Borrowings”.

On January 22, 2021, GasLog refinanced through a sale-and-leaseback transaction the GasLog Houston, a 174,000 cbm LNG carrier with X-DF propulsion built in 2018. GAS-twenty four Ltd. (“G24”) sold the vessel to an indirectly owned subsidiary of ICBC Financial Leasing Co., Ltd. (the “GasLog Houston SLB”), raising $165,958 and leased it back under a bareboat charter for a period of up to eight years. At the end of the charter period, G24 has the obligation to re-purchase the vessel for $99,575. G24 has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period, and no later than the end of year eight, of the bareboat charter. The amount drawn was used to refinance the outstanding indebtedness of G24, in the amount of $130,889. The amount drawn on January 22, 2021, is repayable in 32 quarterly installments of $2,074 each and a final balloon payment of $99,575 payable concurrently with the last quarterly installment in January 2029. Interest on the outstanding capital of the bareboat charter will be payable at a rate of the London Interbank Offered Rate (“LIBOR”) plus a margin. G24 has the obligation to re-purchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The relevant tranches of the existing loan facility of the specified vessel were terminated and the respective unamortized loan fees of $3,528 were written off to profit or loss.

The facility includes customary respective covenants, and among other restrictions the facility includes a fair market value covenant pursuant to which the lender may request additional security under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 100% of the aggregate outstanding principal balance through December 31, 2022 (110% thereafter). The Group was in compliance with the required minimum security coverage as of June 30, 2021.

During the six months ended June 30, 2021, the Group drew down $152,955 under the facility signed on December 12, 2019 with 13 international banks to provide debt funding for its current newbuilding program (the “Newbuilding Facility”) to partially finance the delivery of the GasLog Wellington. In addition, during the six months ended June 30, 2021, the Group repaid $135,880 in accordance with the repayment terms under its loan facilities. In connection with the de-listing of Gaslog’s common shares from the New York Stock Exchange completed in June 2021, supplemental agreements have been signed with certain lenders with respect to clauses relating to GasLog. Costs relating to the aforementioned amendment of the agreements amounted to $15,652 for the three and six months ended June 30, 2021, respectively and have been included in Financial costs (Note 16).

The carrying amount of the Group’s credit facilities recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 13 “Borrowings”.

The carrying amount under the Norwegian Kroner (“NOK”) bond maturing in 2024 (the “NOK 2024 Bonds”), net of unamortized financing costs and unamortized premium, as of June 30, 2021 is $103,955 (carrying amount under the NOK 2024 Bonds as of December 31, 2020: $104,017) while their fair value is $107,352 based on a USD/NOK exchange rate of 0.1168 as of June 30, 2021 (December 31,2020 : $96,581, based on a USD/NOK exchange rate of 0.1170).

The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of June 30, 2021, is $314,232 (December 31, 2020: $313,773).

The Group was in compliance with its financial covenants as of June 30, 2021.

8. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31,	June 30,
	2020	2021
Dividends receivable from associate (Note 3)	1,250	875
Other receivables	9	9
Total	1,259	884

Current Liabilities

Amounts due to related parties

	December 31,	June 30,
	2020	2021
Ship management creditors	124	146
Amounts due to related parties	164	45

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $45 as of June 30, 2021 (December 31, 2020: $164) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Revenues from long-term fleet	117,096	115,522	227,325	233,681
Revenues from spot fleet	41,565	57,293	97,041	144,256
Revenues from vessel management services	200	195	392	400
Total	158,861	173,010	324,758	378,337

Management allocates vessel revenues to two categories: a) spot fleet and b) long-term fleet, which reflects its commercial strategy. Specifically, the spot fleet category contains all vessels that have contracts with initial duration of less than five years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than five years. Both categories, exclude optional periods.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Employee costs	6,275	4,417	11,709	9,199
Share-based compensation	1,613	2,461	2,866	3,099
Other expenses	3,266	6,620	6,200	12,942
Total	11,154	13,498	20,775	25,240

Other expenses include legal and professional costs relating to the Transaction of $3,084 and $6,801 for the three and six months ended June 30, 2021, respectively (nil for the three and six months ended June 30, 2020).

GasLog had granted to executives, managers and certain employees of the Group, Restricted Stock Units (“RSUs”), Stock Appreciation Rights or Stock Options (collectively, the “SARs”) and Performance Stock Units (“PSUs”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The terms of the Plan and the assumptions for the valuation of the RSUs, the SARs and the PSUs have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 22 “Share-Based Compensation”.

Following the consummation of the Transaction, the previously unvested RSUs and PSUs vested; the PSUs vested assuming 100% achievement of performance conditions. In addition, all SARs have been cancelled and replaced by cash consideration. For the three and six months ended June 30, 2021, the accelerated amortization for the stock plan termination amounted to $1,949 (nil for the three and six months ended June 30, 2020).

11. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Crew and vessel management employee costs	20,548	24,819	40,936	49,661
Technical maintenance expenses	7,583	9,573	17,304	17,749
Other vessel operating expenses	4,474	6,296	9,417	12,531
Total	32,605	40,688	67,657	79,941

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31,	June 30,
	2020	2021
Unearned revenue	59,612	61,406
Accrued off-hire	5,886	10,816
Accrued purchases	9,867	15,924
Accrued interest	33,600	27,029
Other accruals	34,092	32,944
Total	143,057	148,119

13. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of June 30, 2021, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 preference shares issued and outstanding.

Dividend distributions

GasLog’s dividend distributions for the period ending June 30, 2021, are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 21, 2021	Common	$0.05	March 11, 2021	4,759
March 11, 2021	Preference	$0.546875	March 31, 2021	2,516
May 5, 2021	Common	$0.05	May 26, 2021	4,769
May 13, 2021	Preference	$0.546875	June 30, 2021	2,516
Total				14,560

14. Commitments and Contingencies

(a)	Commitments relating to the vessel under construction (Note 4) as of June 30, 2021, payable to Samsung were as follows:

June 30, 2021
Period
Not later than one year	150,880
Total	150,880

(b)	Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 5), as of June 30, 2021 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

June 30, 2021
Period
Not later than one year	518,333
Later than one year and not later than two years	390,923
Later than two years and not later than three years	344,838
Later than three years and not later than four years	306,158
Later than four years and not later than five years	280,647
Later than five years	451,715
Total	2,292,614

Future gross minimum lease payments disclosed in the above table exclude the lease payments of the vessel that is under construction as of June 30, 2021 (Note 4).

(c)	In September 2017 (in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels) and later in June 2021, GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of eighteen additional GasLog LNG carriers in total. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.
(d)	In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of June 30, 2021, ballast water management systems had been installed on thirteen out of the nineteen vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

15. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31,	June 30,
	2020	2021
Derivative assets carried at fair value through profit or loss (FVTPL)
Forward foreign exchange contracts	327	—
Derivative assets designated and effective as hedging instruments carried at fair value
Cross-currency swaps	5,768	5,573
Total	6,095	5,573
Derivative financial instruments, current assets	534	472
Derivative financial instruments, non-current assets	5,561	5,101
Total	6,095	5,573

The fair value of the derivative liabilities is as follows:

	December 31,	June 30,
	2020	2021
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	113,855	81,812
Forward foreign exchange contracts	—	260
Total	113,855	82,072
Derivative financial instruments, current liability	35,415	33,393
Derivative financial instruments, non-current liability	78,440	48,679
Total	113,855	82,072

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the USD LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Group’s interest rate swaps held for trading as of December 31, 2020, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 26 “Derivative Financial Instruments”. In June 2021, the Group novated to ABN Amro Bank N.V. an interest rate swap with HSBC Bank plc originally maturing in July 2025 with notional amount of $33,333. During the six months ended June 30, 2021, the Group did not enter into any new interest rate swaps held for trading.

The Group’s interest rate swaps held for trading were not designated as cash flow hedging instruments. The change in the fair value of the interest rate swaps held for trading for the three and six months ended June 30, 2021 amounted to a net gain of $3,718 and a net gain of $32,044, respectively (for the three and six months ended June 30, 2020: a net loss of $9,847 and a net loss of $79,827, respectively), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three and six months ended June 30, 2021, the net gain of $3,718 and $32,044, respectively derived from changes in the LIBOR curve.

Cross currency swap agreements

The principal terms of the Group’s CCSs designated as cash flow hedging instruments as of December 31, 2020, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 26 “Derivative Financial Instruments”. During the six months ended June 30, 2021, the Group did not enter any CCS designated as cash flow hedging instruments.

For the three and six months ended June 30, 2021, the effective portion of changes in the fair value of CCSs amounting to a gain of $1,024 and a loss of $153, respectively, has been recognized in Other comprehensive income/(loss) (for the three and six months ended June 30, 2020: a gain of $8,985 and a loss of $11,782, respectively). For the three and six months ended June 30, 2021, a gain of $106 and $157, respectively, was recycled to profit or loss representing the realized gain on CCSs in relation to the interest expenses component of the hedge (for the three and six months ended June 30, 2020: a loss of $240 and $455, respectively). Additionally, for the three and six months ended June 30, 2021, a gain of $77 and a gain of $207, respectively, was recognized in Other comprehensive income/(loss) in relation to the translation of the NOK Bonds in USD as of June 30, 2021 (for the three and six months ended June 30, 2020: a loss of $7,344 and a gain of $9,098, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading as of December 31, 2020, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 26 “Derivative Financial Instruments”.

During the six months ended June 30, 2021, the Group entered the following forward foreign exchange contracts which remain unsettled as of June 30, 2021:

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	contracts	Settlement Dates	(USD/EUR)	(in thousands)
GasLog	ABN Amro Bank N.V.	March 2021	3	July-September 2021	1.1964-1.1980	€7,500
GasLog	OCBC	March 2021	3	October-December 2021	1.1988-1.2000	€7,500
GasLog	DNB	June 2021	5	August-December 2021	1.1973-1.2000	€7,500
GasLog	Citibank Europe PLC UK	June 2021	6	October 2021-March 2022	1.1913-1.1955	€6,000
					Total	€28,500

Apart from the abovementioned contracts the Group did not enter any other forward foreign exchange contracts, while 19 contracts expired with staggered maturities from January to June 2021.

The Group’s forward foreign exchange contracts were not designated as cash flow hedging instruments as of June 30, 2021. The change in the fair value of these contracts for the three and six months ended June 30, 2021, amounted to a net gain of $331 and a net loss of $587, respectively (for the three and six months ended June 30, 2020: a net gain of $748 and a net loss of $604, respectively), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives.

16. Financial Costs and Loss/(gain) on Derivatives

An analysis of financial costs and loss/(gain) on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Amortization and write-off of deferred loan/bond issuance costs/premium	3,697	3,603	7,514	10,717
Interest expense on loans	25,147	20,592	51,973	41,364
Interest expense on bonds and realized loss on CCS	8,856	8,608	18,340	17,289
Lease charge	2,526	2,412	5,075	4,826
Loss arising on bond repurchase at a premium	—	—	1,937	—
Other financial costs, net	3,331	16,001	159	16,408
Total financial costs	43,557	51,216	84,998	90,604

Unrealized loss/(gain) on derivative financial instruments held for trading (Note 15)	9,140	(4,049)	80,472	(31,457)
Realized loss on interest rate swaps held for trading	2,731	8,946	3,600	17,653
Realized loss/(gain) on forward foreign exchange contracts held for trading	531	(105)	737	(55)
Ineffective portion of cash flow hedges	1,065	1,518	(218)	(114)
Total loss/(gain) on derivatives	13,467	6,310	84,591	(13,973)

Other financial costs, net includes an amount of $15,652 for the three and six months ended June 30, 2021, respectively relating to fees (bank consent, legal fees, etc.) to obtain the third-party consents and waivers in connection with the de-listing of the Group’s shares from NYSE after the consummation of the Transaction.

17. Cash Flow Reconciliations

The reconciliation of the Group’s financing activities for the periods ended June 30, 2020, and June 30, 2021, are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

			Other		Deferred
			comprehensive	Non-cash	financing
	Opening balance	Cash flows	income	items	costs, assets	Borrowings
January 1, 2020	3,147,395	—	—	—	—	3,147,395
Proceeds from loans	—	401,911	—	—	—	401,911
Loan and bond repayments	—	(150,508)	—	(8,063)	—	(158,571)
Payment for bond repurchase at a premium	—	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	—	(7,605)	—	982	(1,375)	(7,998)
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 16)	—	—	—	7,514	—	7,514
Retranslation of the NOK 2024 Bonds in USD	—	—	(9,098)	(6,174)	—	(15,272)
June 30, 2020	3,147,395	241,861	(9,098)	(5,741)	(1,375)	3,373,042

			Other		Deferred
			comprehensive	Non-cash	financing costs,
	Opening balance	Cash flows	income	items	assets	Borrowings
January 1, 2021	3,773,221	—	—	—	—	3,773,221
Proceeds from loans	—	318,913	—	—	—	318,913
Loan and bond repayments	—	(266,770)	—	—	—	(266,770)
Additions in deferred loan fees	—	(4,329)	—	(392)	(1,905)	(6,626)
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 16)	—	—	—	10,717	—	10,717
Retranslation of the NOK 2024 Bonds in USD	—	—	(207)	—	—	(207)
June 30, 2021	3,773,221	47,814	(207)	10,325	(1,905)	3,829,248

A reconciliation of derivatives arising from financing activities is as follows:

			Other
			comprehensive		Net derivative
	Opening balance	Cash flows	loss	Non-cash items	liabilities
January 1, 2020	(45,931)	—	—	—	(45,931)
Unrealized loss on derivative financial instruments held for trading (Note 16)	—	—	—	(80,472)	(80,472)
Ineffective portion of cash flow hedges (Note 16)	—	—	—	218	218
Payment for interest rate swaps termination	—	10,811	—	—	10,811
Proceeds from entering into interest rate swaps	—	(10,770)	—	—	(10,770)
Payment for CCS termination/modification	—	4,051	—	(4,051)	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(11,327)	—	(11,327)
June 30, 2020	(45,931)	4,092	(11,327)	(84,305)	(137,471)

		Other
	Opening	comprehensive		Net derivative
	balance	loss	Non-cash items	liabilities
January 1, 2021	(107,760)	—	—	(107,760)
Unrealized gain on derivative financial instruments held for trading (Note 16)	—	—	31,457	31,457
Ineffective portion of cash flow hedges (Note 16)	—	—	114	114
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(310)	—	(310)
June 30, 2021	(107,760)	(310)	31,571	(76,499)

18. Subsequent Events

On August 4, 2021, the board of directors declared a quarterly cash dividend of $0.15 per common share payable on August 11, 2021 to shareholders of record as of August 9, 2021.